

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 19, 2007

Via FAX and U.S. Mail

<u>VIA FACSIMILE and U.S. Mail</u>

Mr. D. Hughes Watler, Jr
Senior Vice President, Chief Financial Officer and Treasurer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, TX 77002

> **Re: Goodrich Petroleum Corporation**
> **Form 10-K, Filed March 15, 2006**
> **File No.1-12719**

Dear Mr. Watler:

        We have reviewed your filing and have the following engineering comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 10-K for the year ended December 31, 2005

<u>Goodrich Petroleum Corporation and Subsidiaries Notes to Consolidated Financial Statements, p.52</u>

<u>NOTE N—Oil and Gas Producing Activities (Unaudited), page 66</u>

<u>Oil and Natural Gas Reserves, page 67</u>

1.   We note your proved reserve revisions. Your footnote (1) on page 68 indicates the negative revisions for 2004 and 2005 were caused by "…(a)the premature depletion or decline in production from wells which had larger estimates of producible reserves at the previous reporting period and (b)new and/or revised interpretations of technical data from recently drilled wells, updated production performance from existing and offset wells, and/or the results of enhanced 3-D seismic evaluations." Please submit to us the petroleum engineering reports – in hard copy and digital/electronic spreadsheet format - you used as the basis for your 2004 and 2005 proved reserve disclosures. The report should include:

   a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

   c) Engineering exhibits (e.g. income forecast schedules, maps, rate/time plots, volumetric calculations) and hindsight analysis for each of the five largest (net equivalent reserve basis) proved reserve revisions in 2004 and in 2005. Include an explanation of the extent to which you used 3-D seismic analysis to determine proved reservoir area, thickness and continuity. You may contact us for assistance in this matter.

   Please direct these engineering items to:
   U.S. Securities and Exchange Commission
   100 F Street NE
   Washington, DC 20549-7010
   Attn: Ronald M. Winfrey

2.   Please tell us the estimated hydrocarbon volumes, if any, you have claimed as
        proved reserves:
   a)   In undrilled fault blocks;

   b)   Below the lowest known – penetrated and assessed - structural occurrence of
        hydrocarbons;

   c)   At locations that are not offsetting (adjacent to) productive wells.

        Be advised we generally do not consider such volumes to be proved.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director